Exhibit 2.1

RESTATED CERTIFICATE OF INCORPORATION

OF

BAKER GLOBAL ASSET MANAGEMENT INC.

Under Section 807 of the Business Corporation Law

Baker Global Asset Management Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the Business Corporation Law, does hereby certify as follows:

1.	The name of the Corporation is Baker Global Asset Management Inc.

2.	The Certificate of Incorporation of the Corporation was filed with the Department of State of the State of New York on May 13, 2010.

3.	The Certificate of Incorporation of the Corporation, as previously amended, is further amended as follows:

(a)	paragraph FOURTH is hereby amended to increase the number of shares of common stock which the Corporation is authorized to issue from 200 shares of common stock, $0.0001 par value per share, to 100,000,000 shares of common stock, $0.0001 par value per share;

(b)	paragraph FOURTH is hereby amended to increase the number of shares of preferred stock which the Corporation is authorized to issue from 100 shares of preferred stock, $0.0001 par value per share, to 50,000,000 shares of preferred stock, $0.0001 par value per share;

(c)	paragraph FOURTH is hereby amended to create two series of preferred stock designated as “Series A Preferred Stock” and “Series B Preferred Stock;

(d)	paragraph FIFTH is hereby amended to change the mailing address of the Corporation; and

(e)	a new Paragraph NINTH is hereby added to provide for written consent of shareholders.

4.	To effect the foregoing amendments, the text of the Certificate of Incorporation of the Corporation, as previously amended, is hereby restated as amended to read in full as follows:

FIRST: The name of the Corporation is Baker Global Asset Management Inc.

SECOND: The Corporation is formed to engage in any lawful act for which a corporation may be organized under the Business Corporation Law, provided that it was not formed to engage in any act or activity requiring the consent or approval of any state official, department, board, agency or other body.

THIRD: The office of the Corporation is to be located in County of Suffolk, State of New York.

FOURTH: The aggregate number of shares of capital stock which the Corporation shall have authority to issue is 150,000,000, consisting of (a) 100,000,000 shares of common stock, $0.0001 par value per share (the “Common Stock”), and (b) 50,000,000 shares of preferred stock, $0.0001 par value per share (the “Preferred Stock”).

The following is a statement fixing certain of the designations and powers, voting powers, preferences and relative, participating, optional or other rights of the Preferred Stock of the Corporation, and the qualifications, limitations or restrictions thereof, and of the authority with respect thereto expressly granted the Board of Directors of the Corporation to fix any such provisions not fixed by the Certificate of Incorporation.

The Board of Directors is hereby expressly vested with the authority to adopt a resolution or resolutions providing for the issue of authorized but unissued shares of Preferred Stock, which shares may be issued from time to time in one or more series and in such amounts as may be determined by the Board of Directors in such resolution or resolutions. The powers, voting powers, designations, preferences and relative, participating, optional or other special rights, if any, of each series of Preferred Stock and the qualifications, limitations or restrictions, if any, of such preferences and/or rights (collectively, the "Series Terms"), shall be such as are stated and expressed in the resolution or resolutions providing for the issue of such series of Preferred Stock (the "Series Terms resolution") adopted by the Board of Directors. The powers of the Board of Directors with respect to the Series Terms of a particular series (any of which powers may by resolution of the Board of Directors be specifically delegated to one or more of its committees, except as prohibited by law) shall include, but not be limited to, determination of the following:

i.	The number of shares constituting that series and the distinctive designation of that series;

ii.	The dividend rate on the shares of that series, whether such dividends, if any, shall be cumulative, and, if so, the date or dates from which dividends payable on such shares shall cumulate, and the relative rights of priority, if any, of payment of dividends on shares of that series;

iii.	Whether that series shall have voting rights, in addition to any voting rights provided by law, and, if so, the terms of such voting rights;

iv.	Whether that series shall have conversion privileges with respect to shares of any other class or classes of stock or of any other series of any class of stock, and, if so, the terms and conditions of such conversion, including provision for adjustment of the conversion rate upon occurrence of such events as the Board of Director shall determine;

v.	Whether the shares of that series shall be redeemable, and, if so, the terms and conditions of such redemption, including their relative rights of priority, if any, or redemption, the date or dates upon or after which they shall be redeemable, provisions regarding redemption notices, and the amount payable per share in case of redemption, which amount may vary under different conditions and at different redemption dates.

vi.	Whether that series shall have a sinking fund for the redemption or purchase of shares of that series, and, if so, the terms and amount of such sinking fund;

vii.	The rights of the shares of that series in the event of voluntary or involuntary liquidation, dissolution, or winding up of the Corporation, and the relative rights of priority, if any, of payment of shares of that series.

viii.	The conditions or restrictions upon the creation of indebtedness of the Corporation or upon the issuance of additional Preferred Stock or other capital stock ranking on a parity therewith, or prior thereto, with respect to dividends or distribution of assets upon liquidation;

ix.	The conditions or restrictions with respect to the issuance of, payment of dividends upon, or the making of other distributions to, or the acquisition or redemption, shares ranking junior to the Preferred Stock or to any series thereof with respect to dividends or distribution of assets upon liquidation; and

x.	Any other designations, preferences, powers and rights and any qualifications, limitations or restrictions thereon.

Pursuant to this Paragraph FOURTH, 7 shares of the authorized Preferred Stock of the Corporation are hereby designated as Series A Preferred Stock (“Series A Preferred Stock”) and 7 shares of the authorized Preferred Stock of the Corporation are hereby designated as Series B Preferred Stock (“Series B Preferred Stock”). The Series A Preferred Stock and Series B Preferred Stock shall have the following rights, preferences, powers, and restrictions, qualifications and limitations. Unless otherwise indicated, references to “Sections” in this Paragraph Fourth refer to sections of this Paragraph Fourth.

1. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1 Payments to Holders of Series A Preferred Stock and Series B Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Series A Preferred Stock and Series B Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to two (2) times the Original Issue Price (as defined below) for the Series A Preferred Stock or Series B Preferred Stock, as applicable, plus all cumulative and unpaid dividends (the "Liquidation Preference"). After the payment of the Liquidation Preference to the holders of the Series A Preferred Stock and holders of Series B Preferred Stock, the remaining assets shall be distributed ratably to the holders of the Common Stock. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation shall be insufficient to pay the holders of shares of Series A Preferred Stock and Series B Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Series A Preferred Stock and Series B Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Series A Preferred Stock or Series B Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The “Original Issue Price” with respect to Series A Preferred Stock shall mean $50,000 per share, and with respect to Series B Preferred Stock shall mean $50,000 per share.

1.2 Deemed Liquidation Events. A merger, reorganization or other acquisition type transaction in which control of the Corporation or all or substantially all of its assets is transferred will be treated by holders of Series A Preferred Stock and holders of Series B Preferred Stock as a liquidation (a “Deemed Liquidation Event”).

2. Voting.

2.1 General. Holders of Series A Preferred Stock and holders of Series B Preferred Stock shall not have any right to vote on any matters coming before the stockholders of the Corporation for a vote, except as expressly required by the New York Business Corporation Law.

2.2 Election of Board of Directors. Notwithstanding the foregoing, holders of the Series A Preferred Stock and holders of the Series B Preferred Stock, voting together as a separate class, shall be entitled to elect one member of the Corporation's Board of Directors. The number of Board members shall be no more than three (3).

2.3 Protective Provision. The unanimous consent of the Series A Preferred Stock and the Series B Preferred Stock, voting as separate series, shall be required for the following actions: (i) any amendment or waiver of provisions of the Corporation's Articles or Bylaws that adversely affects the rights, preferences and privileges of the Series A Preferred Stock or the Series B Preferred Stock; (ii) any action that authorizes, creates or issues shares of stock or debt providing for rights, preferences or privileges superior to or on a parity with the Series A Preferred Stock or the Series B Preferred Stock; and (iii) entering into aggregate debt of more than $125,000 after the Corporation acquires all regulatory approvals to its acquisition of the shares of Benjamin Securities, Inc.

3. Dividends. The holders of the Series A Preferred Stock and holders of the Series B Preferred Stock shall be entitled to receive out of legally available funds, dividends at the rate of 10% of the Original Issue Price per annum, payable when, as and if declared by the Board of Directors. Dividends shall be cumulative.

4. Redemption of Series A Preferred Stock and Series B Preferred Stock. After seven (7) years following issuance thereof and at the request of the holders of the Series A Preferred Stock or holders of the Series B Preferred Stock, all or part of the Series A Preferred Stock or Series B Preferred Stock may be redeemed at 100% of its respective Original Issue Price plus all cumulative and unpaid dividends.

5. Information and Registration Rights. The holders of Series A Preferred Stock and Series B Preferred Stock shall receive standard information rights, including the right to receive annual audited financial reports, an annual budget and business plan. The holders of the Series A Preferred Stock and the Series B Preferred Stock shall have standard inspection and visitation rights. Such rights shall terminate upon the closing of the Corporation’s initial public offering, including an initial public offering under Regulation A of the Securities Act (the “Qualifying IPO”). The holders of Series A Preferred Stock and Series B Preferred Stock will have demand, piggyback and S-3 registration rights with expenses payable by the Corporation. The registration rights may be transferred to a transferee who acquires at least 50% of the shares of any holder of Series A Preferred Stock or Series B Preferred Stock shares. Transfer of registration rights to a partner or affiliate of the holders of Series A Preferred Stock or Series B Preferred Stock will be without restrictions as to minimum share holdings.

6. Preemptive Rights. The holders of Series A Preferred Stock or Series B Preferred Stock shall have a pro rata right, based on their percentage equity ownership, on a fully diluted basis, to participate in subsequent equity ownership, on a fully diluted basis and to participate in subsequent equity financings of the Corporation, all subject to customary exclusions. Such rights will terminate upon the closing of the Qualifying IPO.

7. Board of Directors. The holders of the Series A Preferred Stock and the Series B Preferred Stock shall be entitled to elect one member of the Corporation’s Board of Directors.

FIFTH: The Secretary of State is designated as agent of the Corporation upon whom process against it may be served. The post office address to which the Secretary of State shall mail a copy of any process against the Corporation served upon him is:

c/o Baker Global Asset Management Inc.

750 Veterans Memorial Highway, Suite 210,

Hauppauge, NY 11788

SIXTH: To the fullest extent permitted by Article 7 of the Business Corporation Law, as the same exists or may hereafter be amended, the Corporation is hereby authorized to indemnify any and all persons whom it shall have power to indemnify under said Article from and against any and all of the expenses, liabilities, or other matters referred to in or covered by said Article, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which any person may be entitled under any By-Law, resolution of shareholders, resolution of directors, agreement or otherwise, as permitted by said Article, as to action in any capacity in which he served at the request of the Corporation.

SEVENTH: To the fullest extent permitted by the Business Corporation Law, as the same exists or may hereafter be amended, a Director of the Corporation shall not be personally liable to the Corporation or its shareholders for any damages for any breach of duty in such capacity.

EIGHTH: Holders of shares of any class of capital stock of the Corporation shall have no preemptive rights to subscribe for stock of the Corporation of any class.

NINTH: Any action which is required or permitted by law to be taken by vote of shareholders may be taken without a meeting on written consent, setting forth the action so taken, signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

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5.	The amendment of the Certificate of Incorporation of the Corporation was authorized by a vote of the Board of Directors of the Corporation followed by the unanimous written consent of the holders of all outstanding shares of the capital stock of the Corporation.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on this 9th day of June, 2022.

By:	/s/ William Baker
William Baker
President